UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

STEN Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

85916A 10 1

(CUSIP Number)

April Hamlin

Lindquist & Vennum P.L.L.P.

4200 IDS Center

80 South Eighth Street

Minneapolis, Minnesota 55402

Telephone:  (612) 371-3211

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85916A 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Kenneth W. Brimmer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 146,120

	8.	Shared Voting Power 380,542

	9.	Sole Dispositive Power 146,120

	10.	Shared Dispositive Power 380,542

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 526,662

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
	(a)	Title of Class of Securities: Common Stock, $0.01 par value
	(b)	Name of Issuer: STEN Corporation (the “Company”)
	(c)	Address of Issuer’s Principal Executive Offices: 10275 Wayzata Blvd S, Suite 310 Minnetonka, MN 55305

Item 2.	Identity and Background
	(a)	Name of Person Filing: Kenneth W. Brimmer
	(b)	Business Address: 10275 Wayzata Blvd S, Suite 310 Minnetonka, MN 55305
	(c)	Principal Occupation or Employment:
Chairman and Chief Executive Officer of the Company
	(d)	Conviction in a criminal proceeding during the last five years: No
	(e)	Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: No
	(f)	Citizenship: Minnesota

Item 3.	Source and Amount of Funds or Other Consideration
Personal funds

Item 4.	Purpose of Transaction
Purchase was made for investment purposes.

Item 5.	Interest in Securities of the Issuer
	(a)	Number and Percentage of Class beneficially owned:

As of December 31, 2005, Mr. Brimmer may be deemed to be the beneficial owner of 379,415 shares of common stock of the Company, which includes (i) 67,715 shares held by Mr. Brimmer through his IRA account; (ii) 235,700 shares held jointly with his spouse; and (iii) 72,000 shares held by Mr. Brimmer’s spouse in her IRA account.  Additionally, Mr. Brimmer is the beneficial owner of an additional 147,247 shares of the Company’s common stock consisting of options and warrants exercisable within 60 days of December 31, 2005 and including (i) warrants to purchase 9,405 shares of common stock held in Mr. Brimmer’s IRA account; (ii) warrants to purchase 63,437 shares held jointly by Mr. Brimmer and his spouse; and (iii) warrants to purchase 9,405 shares of common stock held in Mr. Brimmer’s spouse’s IRA account.

Pursuant to Rule 13d-3, Mr. Brimmer disclaims any interest of any kind, whether beneficial or otherwise, in the shares of the Company owned beneficially by his spouse or any other person.

Mr. Brimmer may be deemed to beneficially own an aggregate of 526,662 shares of common stock of the Company, which represents 23.1% of the Company’s common stock based upon 2,128,727 shares outstanding as of December 22, 2005 as reported in the Company’s Annual Report on Form 10-KSB for the year ended September 30, 2005.

(b)

Of the shares beneficially owned by Mr. Brimmer, he has sole power (individually or IRA) to vote or dispose of 146,120 shares (includes options and warrants exercisable within 60 days of December 31, 2005 to purchase 74,405 shares of the Company’s common stock).

Of the shares beneficially owned by Mr. Brimmer, he has shared power to vote or dispose of 380,542 shares (includes warrants exercisable within 60 days of December 31, 2005 to purchase 72,842 shares of the Company).

	(c)	Transactions within 60 days:
Not applicable.
	(d)	Ability to Direct the Receipt of Dividends or the Proceeds of Sale of Securities:
Not applicable.
	(e)	Last Date on Which Reporting Person Ceased to be a 5% Holder:
Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Brimmer and any person with respect to any securities of the Company other than Mr. Brimmer having an informal, unwritten, non-binding understanding with Gary Copperud, a shareholder of the Company and officer of its wholly-owned subsidiary.  Such understanding, to date, is to the effect that each will try (but not necessarily beforehand) to keep the other informed of any significant purchases or sales which such person makes, and that each will share, with the other, information concerning the Company, and requests for information addresses to the Company, which might affect the valuation of their respective investments.

Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 7, 2006.
Date
/s/ Kenneth W. Brimmer
Signature
Kenneth W. Brimmer
Name/Title